SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008
__________________________

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter to the Buenos Aires Stock Exchange, dated April 30, 2008, regarding the expiration of the management agreement between Telefónica de Argentina S.A. and Telefónica S.A.
2	Press release, dated May 2, 2008, regarding the filing of the 2007 Annual Report

Item 1

Telefónica de Argentina S.A.

Buenos Aires, April 30th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Management Agreement

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A., domiciled at Avenida Ingeniero Huergo 723, ground floor, in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above, please be advised that today the term of the management agreement between this Company and Telefónica, S.A. expired.

Said management agreement was entered into on November 8, 1990, whereby Telefónica, S.A. took over the comprehensive management of Telefónica de Argentina S.A., as per the provisions of Decree No. 62/90 of the National Executive Branch. The agreement has been effective until today under successive extensions of the term as per the provisions of section 18.2 of the Supplementary Agreement to the Management Agreement entered into on April 30, 2003 and as mutually agreed by the parties.

Yours sincerely,

BCBA TASA 365 (ManagementFee)

Item 2

Buenos Aires, May 2, 2008

Filing of 2007 Annual Report on Form 20-F

Telefónica de Argentina S.A. has filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2007 with the United States Securities and Exchange Commission (SEC).  The 2007 Annual Report includes the company’s complete audited financial statements.

The 2007 Annual Report is available electronically at:  www.telefonica.com.ar

Hard copies of the 2007 Annual Report may be obtained free of charge by shareholders upon request directed to: Mr. Pablo Llauró (54-11-5321-1834)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	May 2, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel